Filed Pursuant to Rule 424(b)(3)

Registration No. 333-142566

PROSPECTUS

GTC BIOTHERAPEUTICS, INC.

278,370 Shares

COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 278,370 shares of our common stock, $.01 par value, by the selling stockholders named in this prospectus under “Selling Stockholders.” The shares of common stock were acquired from us by the selling stockholders pursuant to stock purchase agreements dated as of April 6, 2007. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We have agreed to bear all expenses of registration of the common stock offered hereby.

Our common stock trades on The Nasdaq Global Market under the symbol “GTCB.” The last reported sale price of our common stock as reported on The Nasdaq Global Market on May 1, 2007 was $1.16 per share.

The selling stockholders, directly or indirectly through agents, brokers or dealers designated from time to time, may sell the shares of common stock offered hereby from time to time on terms to be determined at the time of sale. See “Plan of Distribution.”

Investing in our common stock involves risks. You should carefully consider the risk factors included under “ Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2007

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PROSPECTUS SUMMARY

References to “we,” “our,” “ours” and “us” refer to GTC Biotherapeutics, Inc. and its subsidiaries.

This prospectus relates to the resale, from time to time, of up to 278,370 shares of common stock by the selling stockholders identified in this prospectus under the section titled “Selling Stockholders.” The selling stockholders may sell, transfer or otherwise dispose of their shares of common stock subject to the restrictions described under “Plan of Distribution.”

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. We may add, update or change certain information included in this prospectus by means of a prospective supplement. You should rely only on the information that we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. This prospectus is an offer to resell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. You should read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

About GTC Biotherapeutics, Inc.

We are a leader in the development and production of human therapeutic proteins through transgenic technology. Applying our transgenic production technology, we insert human protein-specific DNA into the genetic structure of an animal to enable it to produce what is known as a recombinant form of the corresponding human protein in the animal’s milk. We then purify the protein from the milk to obtain the therapeutic product, which is typically administered by injection. Our transgenic technology is protected by our leading patent position, which includes a U.S. patent, issued in 2006 and expiring in 2021, that covers the production of therapeutic proteins in the milk of transgenic mammals.

In August 2006, we obtained the first regulatory approval of a transgenically produced therapeutic protein anywhere in the world when the European Commission approved the use of ATryn®, our recombinant form of human antithrombin, as a prophylactic treatment for patients with hereditary antithrombin deficiency, or HD, undergoing surgical procedures. Based on the expected results of our currently ongoing pivotal trial, we are planning to file for a Biologics License Application seeking approval of the U.S. Food and Drug Administration, or FDA, to begin marketing ATryn® for a similar indication in HD patients undergoing surgery or delivery.

Building upon the ATryn® approval in Europe, we are focusing our pipeline of proprietary programs on recombinant plasma proteins and monoclonal antibodies for use in hematology, including replacement therapies for genetic disorders, oncology and autoimmune diseases. In doing so, we focus on those potential therapeutic proteins that are difficult to express using traditional recombinant production methods, such as cell culture or bacteria production, or on those product candidates where production of commercial volumes using those methods requires significant capital investment for adequate production capacity, or where the cost of goods is a critical issue. Human plasma proteins that are used for therapeutics may have one or more of these characteristics. With the potential to produce large quantities of therapeutic proteins at a lower cost than using other recombinant methods, our production technology enables the pursuit of clinical indications requiring large amounts of the therapeutic protein and offers the opportunity to create markets significantly greater than those supported today by traditional recombinant produced and plasma-derived proteins.

In November 2005, we entered into an exclusive collaboration agreement with LEO Pharma, or LEO, of Denmark to develop and market ATryn® for markets in LEO’s territories of Europe, the Middle East, and Canada. In September 2006, we entered into a collaboration agreement with LFB Biotechnologies, or LFB, of France to develop selected recombinant plasma proteins and monoclonal antibodies using our transgenic production platform. The first program in this collaboration is for the development of a recombinant form of human factor VIIa.

Production of monoclonal antibodies using our transgenic production technology may have economic advantages, such as significantly lower capital investment and lower cost of goods, particularly with large scale production. Our transgenic production technology also leads to enhanced antibody dependent cell cytotoxicity, which may be an advantage for those monoclonal antibodies where direct cell death is a desired characteristic. We anticipate commercially developing a monoclonal antibody to the CD137 receptor, which modulates the human immune system, with potential applications in oncology and autoimmune disorders.

Until we become commercially successful we are entirely dependent upon funding from equity financings, partnering programs and proceeds from short and long-term debt to finance our operations. With the validation of our production technology from our ATryn® approval and our broad patent in the U.S. for transgenic production in animal milk, our strategy is to seek partnering arrangements to expand the number of proprietary programs and support additional indications and territories for our existing programs. We also plan to enter into additional external programs if appropriate opportunities arise to supply the partner’s proprietary protein product using our transgenic production technology. Our criteria for entering these external partnerships include a strong commitment by the partner to our production technology.

Our principal executive offices are located at 175 Crossing Boulevard, Framingham, Massachusetts 01702, and our telephone number is (508) 620-9700. Our website is located at www.gtc-bio.com. Information contained on, or that can be accessed through, our website is not part of this prospectus or any prospectus supplement.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and an investment in our common stock. Any of the following risks, as well as other risks and uncertainties not presently known to us or that we currently deem immaterial, could seriously harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We expect to continue to incur significant operating losses for the next several years and we may never become profitable.

We have had operating losses since our inception, and we expect losses to continue for the next several years. From our inception in 1993 to December 31, 2006, we have incurred cumulative losses of approximately $245 million. These losses have resulted principally from the costs of our research and development activities. Our net losses for fiscal years 2004, 2005 and 2006, have been $29.5 million, $30.1 million, and $35.3 million, respectively. We expect to continue incurring significant operating losses for at least the next several years. We may never receive material revenues from product sales or become profitable.

We may be unable to raise the additional capital needed to develop and commercialize our product programs successfully.

We will need additional capital to fund our operations, including research and development, manufacturing and commercialization. In order to develop and bring our transgenically produced products to market, we and our collaboration partners must commit substantial resources to costly and time-consuming research, preclinical testing and clinical trials. As of December 31, 2006, we had $25.4 million in cash and cash equivalents and $18.5 million in marketable securities, which were offset in part by our $18.8 million in current liabilities. We expect our current cash resources and potential future cash payments from new or existing collaboration and licensing programs to be sufficient to fund operations to mid 2008. We will need additional capital to fund our operations, including our research and development, manufacturing and commercialization activities. If we do not have or cannot raise additional capital when needed, we would be forced to delay, scale back or eliminate one or more of our research and development programs.

Our drug development programs and the further development of ATryn® for approvals in the United States will require substantial additional cash to fund expenses that we will incur in connection with preclinical studies and clinical trials, regulatory review, manufacturing and sales and marketing efforts. Our cash requirements may vary materially from those now planned, depending upon the results of our research and development programs, competitive and technological advances, the terms of future collaborations, regulatory requirements and other factors. We expect we will need to obtain additional financing, through public or private sources, including debt or equity financing, in addition to any funding obtained through collaborative or other arrangements with corporate partners. Depending on the state of the capital markets, interest rates, our financial profile and other factors at that time, we may not be able to obtain adequate funds on acceptable terms when needed. If we raise capital through the sale of equity, or securities convertible into equity, existing shareholders’ proportionate ownership in us will be reduced. If we cannot obtain financing, we could be forced to delay, scale back or eliminate some of our research and development programs.

Our transgenically produced products may be subject to technology risks that may restrict or prevent their development and commercialization.

Developing products based on transgenic technology is subject to significant development risks. Each DNA construct is unique and it is possible that it might not be expressed in the transgenic animal’s milk at a level that is commercially viable. Purifying the recombinant protein out of the milk to use as a biotherapeutic may be too difficult to be commercially feasible. In addition, production of the recombinant protein may have negative effects on the health of either the mammary gland or more systematically on the animal as a whole. This would compromise the ability of the animal to produce the recombinant protein. Directing the mammary gland to produce additional proteins in the milk could negatively affect lactation, thereby shutting down milk production. The mammary gland may also modify a protein in such a manner that it is non-functional or harmful in humans. It is also possible that there may be disease agents present in goats or cows that would prevent the use of products derived from these animals. If an as yet unknown disease was identified that could not be effectively mitigated, government agencies may confiscate or destroy the animals, or prevent the utilization of their milk. Any of these governmental actions would prevent the use of the recombinant proteins.

Our collaboration partners may fail to perform satisfactorily or may terminate our collaboration agreements.

We are dependent on our collaboration partners for the development and commercialization of our approved product and our lead product candidates. We do not have adequate resources to develop our products and product candidates on our own. We also have neither the experience nor capabilities to sell, market or distribute products. We currently have a collaboration agreement with LEO to develop and market ATryn® and a collaboration agreement with LFB to develop selected recombinant plasma proteins and monoclonal antibodies. We also plan to enter into additional collaborations with other partners to develop and commercialize current and future products and product candidates. The performance of our collaboration partners is not within our control. For example,

•	we may not be able to ensure that our collaboration partners dedicate sufficient time and resources to successfully meet their obligations under our collaboration agreements;

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disputes may arise between us and our partners that may result in the delay or termination of the development or commercialization of products or product candidates or that may subject us to costly litigation or arbitration;

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our collaboration partners may experience financial difficulties or undergo business combinations or significant changes in corporate strategy that may adversely affect their ability or willingness to meet their obligations under our collaboration agreements; and

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our collaboration partners may not adequately maintain and protect, or may improperly use, our proprietary information which could jeopardize our intellectual property rights or subject us to costly litigation or arbitration.

We depend on collaboration agreements for our current revenue.

Our revenues and business strategy depend largely on our entering into additional development and marketing agreements with third parties as well as existing agreements for our own therapeutic compounds. We may not be able to establish these agreements on commercially acceptable terms, if at all, depending on the market position of our technology and our compounds. The willingness of potential collaborators to enter into agreements with us depends on factors such as the perceived technological or economic advantages of transgenic production and our ability to structure a mutually acceptable collaboration arrangement. For existing and future development agreements, the collaborations may ultimately be unsuccessful, our partners could terminate the agreements or the agreements could expire before meaningful developmental milestones are reached. Depending upon the terms of any future collaborations, our role in the collaboration will often be limited to the production aspects of the proteins. As a result, we may also be dependent on collaborators for other aspects of the development of any transgenically produced product, including preclinical and clinical testing and regulatory approval, and marketing and distribution.

The majority of our collaborations to date have been external programs that involve proteins proprietary to our partners. Much of the continuing revenue, if any, that we may receive under these collaborations will depend upon our partners’ willingness and ability to successfully develop and commercially introduce, market and sell the version of the collaborator’s product derived from our transgenic production systems. Our partners may choose competitive production technologies or competitive products outside of their collaborations with us, which could have a material adverse effect on our business. The failure of any external collaboration could have a material adverse effect on our business.

We may fail to obtain the necessary regulatory approval to market and sell our transgenically produced products in the United States or in other countries.

Before we can market or sell any transgenically produced drug or biological products that we or our collaborators develop, we must receive regulatory approvals from federal, state and local governmental authorities, including the FDA and corresponding agencies in other countries, such as the European Medicines Agency, or EMEA, in Europe. We received our only regulatory approval of any of our transgenically produced products in August 2006 from the European Commission for use of ATryn® as a prophylactic treatment of patients with hereditary antithrombin deficiency undergoing surgical procedures. Our Marketing Authorization Application for ATryn® was approved by the European Commission under exceptional circumstances, meaning that the license must be renewed on an annual basis as opposed to every five years, with certain post approval obligations that must be fulfilled to maintain approval. In addition, continuing marketing authorization approval must be obtained on an annual basis. To our knowledge, Pharming Group N.V., or Pharming, is the only other entity to have completed human clinical trials of a transgenically produced product. To date, none of our transgenically produced compounds have been approved for sale in the United States. Moreover, to our knowledge, no application for final regulatory approval of any therapeutic protein produced in the milk of a transgenic animal has been submitted to the FDA or, except for our application relating to ATryn® to the EMEA, any other regulatory agency for final regulatory approval. The required regulatory approvals process for our transgenically produced products may take several years to complete and is expensive and uncertain. It is possible that the FDA or any other regulatory authority may not act quickly or favorably on our requests for approval or may require us to provide additional data that we may not have then available. For example, the FDA may impose restrictions and demands on our clinical trials that require additional resources and result in unexpected delays. In addition, the FDA may require us to conduct further clinical trials and post-marketing testing and surveillance to monitor the effects of approved products. The FDA or other regulatory authorities may also place conditions on approval that could restrict the commercial applications of such products.

Failure to comply with extensive FDA or similar regulations may result in delay, suspension or cancellation of a trial or a regulatory authority’s refusal to accept test results. Regulatory authorities may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Because transgenically produced products represent novel therapeutic products, the process for regulatory approval is unproven. There may be additional delays in regulatory approval due to issues arising from the breeding of transgenic animals and the use of proteins derived from them. Any delays or difficulties in obtaining regulatory approval or clearance for transgenically produced products may:

•	adversely affect the marketing of any transgenically produced products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain; and

•	limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approvals for our transgenically produced products in a timely manner, we will not be able to commercialize our products, or their commercialization may be limited or delayed and, therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our transgenically produced products, the FDA or similar agencies in other countries may impose limitations on the indicated uses for which our products may be marketed and sold. These limitations could reduce the size of the potential market for a product. Failure to comply with applicable FDA and other regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

We filed an Investigational New Drug application, or IND, with the FDA in 2003 for clinical development of ATryn® in the HD indication. In April 2005, we received authorization from the FDA to begin a further clinical trial of ATryn® under an amended version of our IND. Delays in completing our current ATryn® trial or in obtaining FDA approval of ATryn® could cause substantial delays in the commercialization of ATryn® in the United States and adversely affect our business and stock price.

Our clinical trials of our transgenically produced products may be unsuccessful or delayed, which may prevent us from meeting our anticipated development timeline and, cause our stock price to decline.

We and our collaborators must demonstrate through preclinical and clinical trials that our transgenically produced products are safe and effective for use in humans. Clinical trials are expensive and may take several years. Several factors could prevent or delay completion of these trials, including an inability to enroll the required number of patients or demonstrate adequately the safety or efficacy of the product for humans. If safety concerns develop, regulatory authorities could stop or delay our trials. Furthermore, the results from early clinical trials are often not predictive of results in later clinical trials.

To our knowledge, Pharming is the only other entity to have completed human clinical trials of a transgenically produced product. Until we have completed our current pivotal trial and submitted a BLA to the FDA for ATryn®, we will not have confirmation that our ATryn® trials are sufficient for approval in the United States. If we are unable to complete all clinical trials that may be required by the FDA, or the EMEA for expanded indications of ATryn®, or if any of our other transgenically produced proteins in development are not proved to be safe or effective to the satisfaction of regulatory authorities, it would have a material adverse effect on our business and operations.

Any transgenically produced products for which we obtain regulatory approval will be subject to continuing review and extensive regulatory requirements, which could affect their manufacture and marketing.

If and when the FDA or other foreign agencies approve any of our transgenically produced products under development, the manufacture and marketing of these products will be subject to continuing regulation and product approvals may be withdrawn if problems occur after initial approval. Post-approval regulation includes compliance with current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. We will also be required to obtain additional approvals for any significant alterations in the product’s labeling or manufacturing process.

Enforcement actions resulting from failure to comply with QSR/GMP requirements could result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and affect the manufacture and marketing of our transgenically produced products. The FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements and the occurrence of unanticipated problems with products following approval. Any of these withdrawals could adversely affect our operating results.

We have limited manufacturing capability and may be required to rely on third party contract manufacturers to purify and formulate our transgenically produced products.

We currently have the capability to purify pre-clinical and clinical trial quantities of our transgenically produced products up to and including Phase II trials. We also rely upon third party manufacturers to purify and formulate significant pre-clinical, clinical and commercial quantities of our transgenically produced products. We will depend on these third party manufacturers to perform their obligations in a timely manner and in accordance with applicable government regulations in order to conduct our clinical trials or commercialize any of our products. In addition, there are very few third party manufacturers that have sufficient production capacity to manufacture all of our products either for our clinical trials or on a commercial scale. Our third party manufacturers may encounter difficulties, including problems involving:

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls;

•	lack of compliance with FDA, EMEA and other regulations; and

•	high production costs.

These contract manufacturers may not be able to manufacture our products at a cost or in quantities necessary to make them commercially viable. If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our transgenically produced products.

We have contracts with Cambrex Bio Science Hopkinton, recently acquired by Lonza Biologics, for large scale purification and with Medimmune (Holland) for fill/finish services of our lead product, ATryn®. Both contracts have a five-year, renewable term, which will expire in 2007 if not renewed. Although we have identified possible alternative suppliers with respect to these services for this product, interruptions in these services and the process of changing to an alternative manufacturer could have a material adverse effect on our timely ability to manufacture bulk delivery of ATryn® for delivery to our collaborators or to market distribution after regulatory approval.

Transgenically produced products may never become commercially successful.

Even if our transgenically produced products are successfully developed and approved by the FDA and foreign regulatory agencies, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:

•	limited market acceptance among patients, physicians, medical centers and third party payors, including acceptance of products transgenically produced from animals;

•	our inability to access a sales force capable of marketing the product, either through a third party contract sales force or by establishing our own internal sales force;

•	our inability to supply a sufficient amount of product to meet market demand;

•	the number and relative efficacy of competitive products that may subsequently enter the market; and

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for a transgenically produced product designed to replace or supplement currently marketed non-transgenically produced products, the relative risk-benefit profile and cost-effectiveness of the transgenically produced product.

In addition, it is possible that we or our collaborative partners will be unsuccessful in developing, marketing or implementing a commercialization strategy for any transgenically produced products.

Our business may fail due to intense competition in our industry.

The industry in which we operate is highly competitive and may become even more so. Some of our competitors have greater financial and human resources and more experience in research and development than we have. We will need to continue to devote substantial efforts and expense in research and development to maintain a competitive position for our transgenic production technology and potential product offerings. It is also possible that others will develop alternative technologies or products that will render our proposed products or technologies obsolete. We may encounter significant competition for our protein development and production capabilities from other companies. In addition, our potential transgenic production capabilities may face significant competition from biological products manufactured in cell culture or by other traditional protein production methods. Our business will also compete against other companies whose business is dedicated to offering transgenic production and with prospective customers or collaborators who decide to pursue such transgenic production internally. Competitors that complete clinical trials, obtain regulatory approvals and begin commercial sales of their products before us will enjoy a significant competitive advantage. We anticipate that we will face increased competition in the future as new companies enter the market and alternative technologies become available.

For ATryn®, a number of companies internationally produce and market antithrombin derived from human plasma. CSL Behring’s product has a significant share of the worldwide market, but is not yet approved for sale in the U.S. Talecris, which purchased Bayer’s plasma business, has a commercially available fractionated antithrombin product that is approved for sale in the U.S. Other companies, including Octapharma, CSL Behring, Grifols, Kedrion, Baxter International, LFB and BioProducts Laboratory supply the European market with plasma-derived antithrombin products, none of which have yet been approved throughout the European Union. Like antithrombin, the alpha-1 antitrypsin sold today is derived from human plasma. Talecris has a significant presence in the U.S. with an alpha-1 antitrypsin product called Prolastin® which is approved for chronic use in patients with a genetic deficiency of alpha-1 antitrypsin who are prone to pulmonary disorders such as emphysema.

There are a number of companies worldwide that sell human serum albumin derived from human plasma, including Talecris BioTherapeutics, CSL Behring and Baxter International. We are aware of two companies worldwide that are developing recombinant forms of human serum albumin derived from yeast cultures: Aventis, which is developing product at an excipient market and Mitsubishi Pharma Corporation, which has been active in developing its product on a commercial scale for use in Japan and other parts of Asia.

Novo Nordisk is the manufacturer of the only available rhFVIIa product, NovoSeven® which is approved for the treatment of hemophilia with inhibitors. The NovoSeven® patents expire in 2012. There are insignificant sales of various plasma-derived products such has pFVIII, PCC, and APCC that perform a similar function. To the extent that a market develops for transgenically produced therapeutic products generally, we may compete with other transgenic technology companies. Pharming and BioProtein Technologies are other companies known to us that are extensively engaged in the application of transgenic technology in mammals for the production of proteins for therapeutic use in humans. Pharming, based in the Netherlands, is primarily engaged in the development of recombinant proteins in the milk of transgenic cows and rabbits. Pharming reports that it has one product that has been submitted for review by the EMEA. Pharming has also submitted a request to the FDA to recognize their lactoferrin product as being safe for nutritional applications. BioProtein Technologies is a contract manufacturing organization specializing in the production of human therapeutic proteins and vaccines in the milk of transgenic rabbits also under a technology license agreement. There are also other companies seeking to develop transgenic technology in animals and in plants, which may be competitive with our technology with respect to our patents and proprietary rights as discussed further below. In addition, it is possible that research and discoveries by others could render our transgenic technology obsolete or noncompetitive as a method of production for protein-based therapeutic products.

We may face public concerns about genetic engineering in animals.

Our activities involve genetic engineering in animals. The success of our potential commercial products will depend in part on public acceptance of the use of genetic engineering. Public attitudes may be influenced by claims and perceptions that these types of activities are unsafe and our products may not gain the acceptance of the public or the medical community. Negative public reaction to genetic engineering activities in general could result in greater restrictive legislation and regulations involving nuclear transfer and other methodologies which could impede our ability to conduct our business efficiently, delay preclinical studies or future clinical trials, or prevent us or our partners from obtaining regulatory approvals or commercializing transgenically produced products.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will partly depend on our ability to obtain and maintain patent or other proprietary protection for our technologies, products and processes such as:

•	compositions of matter or processes;

•	processes developed by our employees; or

•	uses of compositions of matter discovered through our technology.

We may not be able to obtain the necessary proprietary protection. Our success will also depend on our ability to operate without infringing the proprietary rights of other parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology company is susceptible to uncertainty and involves complex legal and factual questions.

We hold 25 issued or allowed U.S. patents and 180 corresponding foreign patents. Our patents generally expire between 2013 and 2015, with the exception being the recent allowance in the United States of a patent which, after issuance would expire in 2021. This patent, which issued in 2006, provides us with claim coverage for the production of therapeutic proteins in the mammary glands of transgenic mammals. One in-licensed European patent, pertaining to transgenic animals secreting proteins in milk, expired in 2006. In accordance with ongoing research and development efforts, we have 56 pending U.S. patent applications and 184 corresponding foreign applications covering relevant and newly developed portions of our transgenic technology. Several of these pending applications are included in various cross-licensing or out-licensing arrangements with other companies that in turn provide access to their proprietary technologies. Specifically we have cross-licensed our proprietary technology for the production of proteins in milk to Pharming. Other technologies for which we hold existing patents include: protein purification from the milk of transgenic animals, the production of monoclonal and assembled antibodies at commercial levels in the milk of transgenic mammals and the production of recombinant antithrombin in the milk of transgenic goats. We cannot be certain that we will receive issued patents based on pending or future applications. Our issued patents may not contain claims sufficiently broad to protect us against competitors with similar technology. Additionally, our patents, our partners’ patents and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under patents may not provide us with any competitive advantage.

We may have to initiate arbitration or litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any pending patent or related litigation could have a material adverse effect on our ability to compete in the marketplace. An unfavorable result could subject us to significant liabilities to third parties, require us to cease using the affected processes or require us to license the disputed rights from third parties. For example, a key nuclear transfer patent that we licensed from a third party was recently invalidated in favor of a patent application now licensed to Start Licensing, Inc. In response to the ultimate resolution of that invalidation, we recently obtained a non-exclusive license from Start Licensing, Inc. for patents and patent applications developed to apply nuclear transfer to the production of therapeutic proteins in the milk of transgenic animals. If, unlike the Start Licensing example, we could not obtain such a license, or could only obtain a license on terms we consider to be unacceptable or we were unable to design our products or processes to avoid infringement, our business would be harmed.

We rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including having our employees, consultants and some contractors execute confidentiality agreements. These agreements could be breached. If so, it is possible that our remedies for a given breach might be inadequate. It is also possible that competitors emerge who could independently develop or discover our trade secrets or that the trade secrets could otherwise become known.

We may not be able to recover from any catastrophic event affecting our animals or facilities.

While we have measures in place to minimize and recover from catastrophic events that may substantially destroy our animal herd(s), these measures may not be adequate to recover our production processes quickly enough to support critical timelines, collaborator needs or market demands. These catastrophic events may include animal diseases that breach our biosecurity measures or weather events such as tornadoes, earthquakes or fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

Successful commercialization of our products will depend on obtaining coverage and reimbursement for use of the products from third-party payors.

Sales of pharmaceutical products depend largely on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. It is possible that third party payors will not reimburse sales of our transgenically produced products. Reimbursement by third party payors depends on a number of factors, including the payor’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the United States or foreign countries may not be available or maintained for any of our products. If we do not obtain approvals for adequate third party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our or our partners’ investment in product development. Any limits on reimbursement available from third party payors may reduce the demand for, or negatively affect the price of, our or our partners’ products. Without the financial support of the government or third party insurers, the market for transgenically produced products will be limited.

The U.S. federal government and private insurers are continually working on ways to contain health care costs, particularly by limiting both coverage and the level of reimbursement for new therapeutic products. The government or private insurers may institute future price controls and other cost-containment measures on Medicare, Medicaid and other health care insurance spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we or our partners succeed in bringing transgenically produced products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

Our ability to negotiate with potential marketing partners may be limited.

If we choose to commercialize ATryn® with an additional marketing partner outside of Asia, Genzyme Corporation has an exclusive first right of negotiation for commercialization rights. This right is triggered on an indication-by-indication basis at such time as we apply for marketing approval with a regulatory authority. This right does not apply if we have already entered into a collaboration or other agreement with a prospective research, development and marketing partner prior to such regulatory submission. For example, the right also does not apply to commercialization rights in Europe, Canada or the Middle East for any indication because those rights are subject to our licensing and supply agreement entered into with LEO Pharma in October 2005.

The manufacture and sale of our products may expose us to product liability claims for which we could have substantial liability.

We face an inherent risk of product liability exposure related to testing of our transgenically produced products in human clinical trials and will face even greater risks when we commercialize our products. An individual may bring a product liability claim against us if one of our products causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use, even if the product involved is granted regulatory authorization for commercial sale. We have obtained product liability coverage for the clinical trials to be conducted to support a filing for marketing approval of ATryn® with the FDA through our own policies. Product liability insurance for commercial sales of ATryn® has been established by LEO. It is possible that our insurance coverage will not be sufficient to cover any claim. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms or at all;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications; and

•	the diversion of management’s attention from managing our business.

We may be unable to attract and retain qualified managerial and scientific personnel which could adversely affect our business and operations.

We are highly dependent on the principal members of our scientific and management staff. Our success will depend in part on our ability to identify, attract and retain qualified managerial and scientific personnel. There is intense competition for qualified personnel in our industry. We may not be able to continue to attract and retain personnel with the advanced technical qualifications or managerial expertise necessary for the development of our business. If we fail to attract and retain key personnel, it could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with our executive officers, but these agreements do not guarantee that they will remain employed with us in the future. If we lose an executive officer, or a significant number of our staff, or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed or impaired. We do not carry key personnel insurance.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors may lose confidence in our financial reporting.

The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal controls over financial reporting. Among other things, we must perform systems and process evaluation and testing. We must also conduct an assessment of our internal controls to allow management to report on, and our independent registered public accounting firm to audit, our assessment of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. These requirements were effective for the first time for 2004. In connection with our Section 404 compliance efforts, we have incurred or expended, and expect to continue to incur or expend, substantial accounting and other expenses and significant management time and resources. Any subsequent assessment by us or our independent registered public accounting firm may reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in subsequent periodic reports filed with the Securities and Exchange Commission, or SEC and could result in a restatement of previously issued financial information. Disclosures of this type could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls over financial reporting, these deficiencies may negatively impact our business and operations.

RISKS RELATED TO OUR COMMON STOCK

We have obligations to issue shares of common stock in the future that will dilute your ownership interest and may adversely affect our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect our common stock’s market price. As of April 1, 2007 there were 77.6 million shares of our common stock outstanding. In January 2007, we issued 3.6 million shares of common stock pursuant to our purchase agreement with LFB. As of December 31, 2006, options to purchase an aggregate of 4.9 million shares of common stock at varying exercise prices were outstanding; of this total, options to purchase 3.8 million shares were immediately exercisable and these shares could be immediately resold into the public market. As of December 31, 2006, Genzyme held 4,924,919 shares of our common stock which could be sold into the public markets under Rule 144 of the Securities Act. Genzyme is also entitled to registration rights with respect to some of these shares. An additional 373,324 shares of our common stock, issuable to Genzyme upon exercise of outstanding warrants, are also entitled to registration rights, which could expedite the resale of such shares into the public market.

We also have outstanding warrants to purchase an aggregate of 14.6 million shares of our common stock at exercise prices ranging from $1.41 to $8.75 per share, which were issued to investors in various prior financings.

The warrants to purchase an aggregate of 1,828,573 of these shares of our common stock, which we issued in our August 2005 private placement had an initial exercise price of $2.68 per share. The exercise price of these warrants is subject to adjustment upon the occurrence of a dilutive issuance, that is, an issuance of any shares of our common stock or common stock equivalents at an exercise price lower than the then-effective exercise price per share. Upon a dilutive issuance the exercise price of the unexercised portion of these warrants shall be reduced by multiplying the then-effective exercise price by a fraction, the numerator of which is the number of shares of common stock outstanding immediately prior to the dilutive issuance plus the number of shares of common stock which the aggregate consideration received or deemed to be received by the company in connection with the dilutive issuance would purchase at the exercise price, and the denominator of which is the number of shares of common stock and common stock equivalents issued and outstanding immediately following such dilutive issuance. As adjusted for all dilutive issuances through January 2007, the exercise price of the August 2005 warrants has been reduced to approximately $2.06 per share.

We have 14,615 shares of Series D convertible preferred stock outstanding as of December 31, 2006, which are convertible into a total of 14,615,000 shares of common stock at the option of the preferred stock holder any time.

We have a convertible note in the amount of $2.6 million dollars to LFB, which automatically converts into shares of our common stock in conjunction with any future common stock offerings at the per share offering price of the respective offering but only to the extent that any conversion does not result in LFB’s holdings exceeding 19.9% of our common stock on an as-converted basis. Based on a per share offering price of $0.97, the closing sale price of our common stock, as reported on The NASDAQ Global Market on March 1, 2007, the note would be convertible into 2.6 million shares of common stock.

Our capital raising efforts may dilute shareholder interests.

If we raise additional capital by issuing equity securities, the issuance will result in a reduction of the percentage of ownership for our existing shareholders, a result commonly referred to as dilution. The extent of such dilution will vary based upon the amount of capital raised.

Our common stock may continue to have a volatile public trading price.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has experienced significant price and volume fluctuations, some of which are unrelated to our company’s operating performance. Since January 1, 2001, the trading price of our stock has fluctuated from a high of $15.50 to a low of $0.61. It is likely that the market price of our common stock will continue to fluctuate in the future. Factors which may have a significant adverse effect on our common stock’s market price include:

•	actual or potential clinical or regulatory events relating to our products or compounds under development;

•	other regulatory developments in Europe or the United States;

•	announcements by us or our competitors of technological innovations or new commercial products;

•	an unexpected termination of one of our partnerships;

•	developments concerning our proprietary rights, including patent and litigation matters;

•	general market conditions; and

•	quarterly fluctuations in our cash position, revenues and other financial results.

The average daily trading volume of our common stock for the twelve-month period ending December 31, 2006 was approximately 739,102 shares.

Our common stock is at risk for delisting from The Nasdaq Global Market.

Our common stock is currently listed on The Nasdaq Global Market. Nasdaq has requirements that a company must meet in order to remain listed on The Nasdaq Global Market. These requirements include maintaining a minimum closing bid price of $1.00 per share. We currently meet all of the minimum continued listing requirements for The Nasdaq Global Market, but the closing bid price for our common stock has been below $1.00 per share for periods of time. If the closing bid price of our common stock is less than $1.00 per share for 30 consecutive business days, we would become subject to delisting procedures.

If we fail to meet the continued listing requirements of The Nasdaq Global Market and our common stock is delisted, trading in our common stock, if any, could be conducted on the OTC Bulletin Board as long as we continue to file reports required by the Securities and Exchange Commission. The OTC Bulletin Board is generally considered to be a less efficient market than The Nasdaq Global Market, and our stock price, as well as the liquidity of our common stock, would be adversely affected as a result. Delisting would also negatively impact our ability to sell our common stock and secure additional financing.

Anti-takeover provisions in our charter and by-laws and Massachusetts law may result in management entrenchment and adversely affect our stock price.

Anti-takeover provisions in our charter, our by-laws and Massachusetts statutes could delay or make more difficult a merger, tender offer or proxy contest involving us. These provisions may delay or prevent a change of control without action by the shareholders, and may resist important changes shareholders seek to make if they are dissatisfied with the conduct of our management. Therefore, these provisions could result in the entrenchment of our management and adversely affect the price of our common stock.

Our charter grants authority to the board of directors to issue series of preferred stock with certain rights and privileges, including voting rights, as it deems appropriate. This authority may enable our board of directors to deter or delay a change in control despite a shift in stock ownership, as a result of an increase in the number of shares needed to gain voting control. This may have the effect of discouraging tender offers and proxy contests, and give management the power to reject certain transactions which might be desired by shareholders. This provision could also be deemed to benefit incumbent management to the extent it deters offers by persons who would wish to make changes in management or exercise control over management.

In addition, our by-laws may have the effect of preventing changes in our management because shareholders are required to give us written notice of any proposal or director nomination within a specified period of time before the annual meeting of shareholders, certain qualifications for a person to be elected to the board of directors must be established, and shareholders are prohibited from calling a special meeting of shareholders, unless the shareholder owns 90% of our outstanding voting stock.

Our shareholder rights plan is another anti-takeover device. It involves a distribution to our shareholders of certain rights to acquire shares of our capital stock in the event of an acquisition of a predetermined number of shares by an investor. The shareholder rights plan is designed to deter coercive takeover tactics and to encourage a party interested in acquiring the corporation to negotiate with the board of directors.

Certain Massachusetts corporate statutes provide anti-takeover protections. Our charter gives effect to a provision of Massachusetts law that places directors of publicly-held Massachusetts corporations into three classes of nearly equal sizes with staggered terms, thereby permitting only one-third of the board of directors to be elected at once. In addition, with certain exceptions, Massachusetts law prohibits a publicly-held Massachusetts corporation from engaging in a business combination transaction with an “interested stockholder” for a period of three years. An “interested stockholder” is a person who owns 5% or more of the outstanding voting stock of the corporation. Finally, our by-laws include a provision excluding us from the applicability of a Massachusetts statute that denies voting rights to any person acquiring 20% or more of the outstanding voting stock of a corporation, unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. Our by-laws may be amended at any time to subject us to this statute prospectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

Actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	our ability to raise additional capital;

•	our collaboration partners’ failure to perform satisfactorily or their termination of our collaboration agreements;

•	our ability to enter into future collaborative arrangements;

•	failure to obtain government regulatory approvals;

•	failure to achieve positive results in clinical trials;

•	competitive factors;

•	uncertainty regarding our patents and patent rights; and

•	relationships with our consultants, academic collaborators and other third-party service providers.

You should also consider carefully the statements under “Risk Factors” which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

In April 2007, we entered into a license agreement with Start Licensing, Inc. (or Start), pursuant to which Start granted to us a non-exclusive worldwide license for certain nuclear transfer patents and patent applications. In connection with that license agreement, we entered into purchase agreements with each of Start and Exeter Life Sciences, Inc. (or Exeter), an affiliate of Start, pursuant to which we granted 139,185 shares of common stock to Start and Exeter, respectively, in unregistered private placements. Under the purchase agreements, we agreed to register the resale of the shares by Start and Exeter pursuant to the registration requirements of the Securities Act.

The table below presents information as of April 30, 2007 regarding the selling stockholders and the number of shares that the selling stockholders may offer and sell from time to time under this prospectus. More specifically, the following table sets forth:

•	the name of each selling stockholder;

•

the number and percent of shares of our common stock that each selling stockholder beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part, including any warrants to purchase common stock and options to purchase common stock that are exercisable within 60 days of the date of this prospectus;

•	the number of shares of our common stock that may be offered for resale by selling stockholders under this prospectus; and

•

the number and percent of shares of our common stock to be beneficially owned by each selling stockholder after the offering for resale of the shares being registered by the registration statement of which this prospectus is a part, assuming all of the shares are sold by the selling stockholders and that the selling stockholders do not acquire any other shares of our common stock prior to the assumed sales.

The applicable percentages of beneficial ownership are based on an aggregate of 77,908,129 shares of our common stock outstanding on April 30, 2007.

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Exeter Life Sciences, Inc.(1)	139,185	*	139,185	—	*
Start Licensing, Inc.(2)	139,185	*	139,185	—	*

*	Less than 1%
(1)	Jonathan Thatcher is the President of Exeter Life Sciences, Inc. and has the authority to vote and dispose of securities held by Exeter.
(2)	Jonathan Thatcher is the President of Start Licensing, Inc. and has the authority to vote and dispose of securities held by Start.

Other than as disclosed in this prospectus or in the documents incorporated herein by reference, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our affiliates. Although we have assumed for purposes of the table above that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock in transactions exempt from the registration requirements of the Securities Act since the date the selling stockholders provided the information regarding their securities holdings. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus. Each of the selling stockholders has represented to us that it is not, nor is it affiliated with, a broker-dealer.

Information regarding the selling stockholders provided above is based solely on information provided to us by the selling stockholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and we have not independently verified this information.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares or interests in shares received after the date of this prospectus from the selling stockholders as a gift, pledge or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares or interests in shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, at negotiated prices, or other legally available means. To the extent the selling stockholders gift, pledge or otherwise transfer shares offered hereby, transferees receiving such shares may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus. The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the appropriate selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	privately negotiated transactions,

•	short sales,

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•	broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share,

•	a combination of any such methods of sale, and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also enter into option, loans, pledges or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them will be the purchase price of the shares of common stock less discounts or commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities may be, deemed to be “underwriters” within the meaning of Section 2(2)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer and other material facts to the transaction, will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M’s prohibition on purchases may include purchases to cover short positions by a selling stockholder, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. In addition, each selling stockholder will be subject to other applicable provisions of the Exchange Act and the associated rules and regulations thereunder.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Our common stock is listed on The Nasdaq Global Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on The Nasdaq Global Market, subject (if applicable) to official notice of issuance.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Edwards Angell Palmer & Dodge LLP, Boston, Massachusetts. Nathaniel S. Gardiner, a partner of Edwards Angell Palmer & Dodge LLP, is our Clerk.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access our filings, free of charge, on the Investors Information portion of our website at www.gtc-bio.com, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. Our common stock is listed on The NASDAQ Global Market.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be a part of this prospectus. The reports and other documents we file after the date of this prospectus will update and supplement the information in this prospectus. We incorporate by reference the documents listed below and any documents we file subsequently with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the prospectus and prior to the termination of the offering; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 7, 2007;

(b)	Our Proxy Statement on Schedule 14A, filed on April 17, 2007;

(c)	Our Quarterly Report on Form 10-Q for the quarter ended April 1, 2007, filed on May 3, 2007;

(d)	Our Current Report on Form 8-K filed on January 4, 2007;

(e)	The description of our common stock in our registration statement on Form 8-A, filed on May 19, 1993, including any amendment or reports filed for the purpose of updating this description; and

(f)	The description of our Series C junior participating cumulative preferred stock purchase rights in our registration statement on Form 8-A, filed on June 1, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

John B. Green

Senior Vice President, Chief Financial Officer and Treasurer

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Framingham, Massachusetts 01702

(508) 620-9700